Colorado Wyoming Reserve Company

July 1, 2006

Ms. Gabrielle Malits, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: June 29, 2006 Comments

Dear Ms. Malits,

Thank you for the Comments on our Form 10-KSB for Year Ended June 30, 2005 and Form 10-QSB for Quarter Ended March 31, 2006.

The Comments you provided are indeed very helpful. We shall make every effort to address the issues you drew our attention to as quickly as possible. As we make progress, item by item, we will be in touch with yourself and Mr. James Murphy to make sure that we address the issues raised adequately and accurately. We really appreciate your availability to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We intend to be done with this work before the deadline for the submission of our forthcoming Form 10-KSB filing and hope that this timeline meets with your approval.

In connection with responding to your comments I wish to acknowledge, in writing, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

Waseem A. Sayed, PhD
President, CEO